UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 09, 2015
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No X
Enclosure:
AngloGold Ashanti Sells CC&V

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
8 June 2015
NEWS RELEASE
AngloGold Ashanti Sells CC&V for $820m Plus Royalty to Cut Debt
(JOHANNESBURG – PRESS RELEASE) – AngloGold Ashanti Limited has agreed to sell its Cripple Creek & Victor mine in the United States to Newmont Mining Corporation for US$820 million in cash, plus a net smelter return royalty (collectively, the “Transaction”), as part of its strategy to cut debt.
The US$820 million in cash proceeds from the sale of Cripple Creek & Victor (“CC&V”) will immediately strengthen the Company’s balance sheet and allow it to implement a deleveraging strategy to lower financing costs. AngloGold Ashanti will also no longer have to fund the remaining capital of approximately US$200 million required to complete the CC&V Mine-Life Extension 2 project, further improving its free cash flow position.
“After a competitive bidding process, we’re pleased to have arrived at a transaction that recognizes the value of this asset,” Srinivasan Venkatakrishnan (Venkat), CEO of AngloGold Ashanti, said. “This deal significantly de-risks the balance sheet without diluting our shareholders, and places us in a much stronger position – it puts 820 million US dollars into our bank account, saves 200 million US dollars in capital expenditure, and gives us continued exposure to the asset through an uncapped royalty on future underground production.”
Over the past 24 months AngloGold Ashanti has pursued measures to simplify its portfolio, improve cash flow and reduce debt from internal sources in order to enhance financial flexibility. All-in sustaining costs were 18% lower on average last year than in 2012, reflecting discipline in operating expenditures, corporate overheads, exploration and capital investment. The quality of AngloGold Ashanti’s diversified asset base, which has good exposure to lower oil prices and weaker local currencies, has also continued to improve, with the new, low-cost Kibali joint venture in the Democratic Republic of Congo ramping up to full production, and the Tropicana operation in Australia now at planned output levels.

“Our focus continues to be on creating a long-term, high-margin gold portfolio,” Venkat said. “Our two new operations are going from strength to strength, our core cash-generating mines continue to perform well and we’re getting a strong tailwind from lower oil prices and weaker currencies – all while keeping our long-term options intact.”
The Transaction consideration consists of two components:
(1) US$820 million (R10.25 billion, calculated at an exchange rate of R12.50 per dollar) payable in cash upon the fulfilment of all conditions precedent to the Transaction (“Completion”); and
(2) The net smelter royalty (“NSR”) which is payable on all ounces of gold to be recovered over the remaining life of CC&V through future underground mining operations or from ongoing surface mining operations that extract ore bodies that are currently intended to be mined via the proposed underground mining operations (“NSR Ore”). The NSR is payable quarterly in arrears at the rate of 2.5% of the net revenue, after refining and smelting costs, based upon the product of the average spot gold price and gold ounces produced from NSR Ore in the relevant quarter.
At Completion, AngloGold Ashanti will be reimbursed for any cash contributions made to CC&V after 30 June 2015.
Completion is subject to a number of conditions precedent, including:
(1) The waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of the United States, if applicable to the Transaction, shall have expired or have terminated;
(2) The approval of the South African Reserve Bank; and
(3) The receipt, to the extent required to implement the Transaction, of any other Government Entity approvals in the United States.
Completion will occur on the first business day of the calendar month following the satisfaction of the conditions precedent. It is anticipated that the conditions precedent will be satisfied and Completion will occur by the beginning of August 2015.
The Transaction Consideration, including the Company’s valuation of the NSR, has been categorised as a Category 2 transaction in terms of the Listings Requirements of the JSE Limited.
About CC&V
CC&V is located in central Colorado in the United States, approximately 160km south-west of the city of Denver. The CC&V district is known for its historic underground mining activities which produced nearly 20 million ounces of gold prior to the cessation of underground mining at the onset of World War 2. In its current form, CC&V commenced operations in 1995. In 1999, AngloGold Ashanti acquired a majority interest in CC&V which was increased to full ownership in 2008. The mine comprises surface mining from various open pits, ore processing via valley leach facilities (“VLF”). VLF1 is currently the principal processing facility whilst as part of the Mine Life Extension 2 project (“MLE2”), which was approved in 2012 and will extend surface mining operations, VLF2 is being constructed. Recently at end 2014, a processing plant was completed that will allow for the processing of higher grade ore both from current surface mining operations and also proposed underground mining operations. This processing plant is in ramp up phase.
For the year ended 31 December 2014, CC&V produced 211,000 ounces of gold, resulting in a gold income of US$266 million, at a total cash cost of US$829 per ounce and all-in sustaining cost of US$1,147 per ounce, resulting in an adjusted gross profit of US$48 million. Capital expenditure incurred in 2014 was US$169 million including US$145 million in respect of MLE2. Net assets as at 31 March 2015 were US$772 million. As at 31 December 2014, CC&V had Ore Reserves of 3.96 million ounces of gold at an average grade of 0.74g/t.
About AngloGold Ashanti
AngloGold Ashanti is a global gold mining company with a geographically diverse, world-class portfolio of operations and projects. Headquartered in Johannesburg, South Africa, AngloGold Ashanti is the third largest gold mining company in the world, measured by production.
AngloGold Ashanti produced 4.4 million ounces of gold in 2014, generating US$5.2 billion in gold income, utilising US$1.2 billion in capital expenditure. All-in sustaining costs, which capture direct operating costs and sustaining capital, as well as corporate overheads and exploration, fell 13% to US$1,026 per ounce in 2014 compared with US$1,174 per ounce in 2013. All-in costs, which also include capital expenditure on projects, fell 22% over the same period, to US$1,148 per ounce from US$1,466 per ounce the previous year. These production, capital expenditure and operating costs cost figures include CC&V. As at 31 December 2014(before the Transaction) AngloGold Ashanti had an attributable Ore Reserve of 57.5 million ounces of gold and an attributable Mineral Resource of 232.0 million ounces of gold. As at 31 March 2015 AGA had gross debt of US$3,670m and for the year ended 31 December 2014 incurred interest costs of US$278 million.
ENDS
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Financial Adviser: BMO Capital Markets
Independent Financial Adviser to the AngloGold Ashanti Board: Lazard & Co., Limited
Legal Adviser: Cravath, Swaine & Moore LLP
Legal Adviser (South Africa): ENSafrica
Contacts
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)
+1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.
These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.
For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Lazard & Co., Limited, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, has provided independent financial advice to the Company in connection with its Board of Directors’ consideration of the Transaction. Lazard & Co., Limited will not be responsible to anyone other than the Company for providing the protections afforded to clients of Lazard & Co., Limited nor for providing advice in relation to the Transaction or any other matters referred to in this announcement. Neither Lazard & Co., Limited nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to anyperson who is not a client of Lazard & Co., Limited in connection with this announcement, any statement contained herein or otherwise.
AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG-CUSIP: 035128206 – NYSE share code: AU Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: June 09, 2015
By: /s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: Group General Counsel and Company
Secretary